

pocket properties

Pitch Book 2021

Real Estate Investing For Everyone.

pocket properties

Problems in the market.

Illiquidity is a significant downside of owning real estate. Illiquidity occurs when a security or other asset cannot quickly be sold or exchanged for cash without a substantial loss in value. Illiquid assets are hard to sell quickly and tend to have wider bid-ask spreads, greater volatility, and as a result are a higher risk for investors.

Cost & lack of availability are currently the single largest barriers stopping new investors from purchasing real estate and experienced investors from expanding their holdings.

No easy way to invest in real estate. Real estate investing is complex and requires a team to do it right. It often takes time, large amounts of capital, and is a very hands on process


Allianz

Pocket Properties an application where..

- Users can purchase fractional shares of real estate at a low cost.
- Pre-curated and professionally managed real estate assets are posted for purchase.
- A revolutionary data driven secondary market that allows for instant liquidity.

Buy, Sell, & Trade

Take advantage of the liquidity.

Passive approach

Asset managment is handled on your behalf by our board of skilled real estate analyst.

Make Money

Get paid through rent, asset appreciation, or trades.

Competitors

	Fundrise	Ground Floor	Real T	Pocket Properties
Property Availability	✅	✅	❌	✅
Unaccredited Investor Friendly	✅	❌	❌	✅
Offer Fractional Shares	✅	✅	✅	✅
Asset Liquidity	❌	❌	✅	✅
Shares At Everyday Prices	❌	✅	✅	✅
Simple & User Friendly Application	✅	❌	❌	✅
Regular Dividend Payouts	❌	❌	✅	✅
Secondary Market Allowing For Trades.	❌	❌	✅	✅

pocket properties

Our Advantage

First Mobile App

The first mobile-focused fractional real estate trading app.

Ease of Use

Search by location, analyze investments anywhere, & purchase property shares instantly.

Data

Pocket Properties will compile the latest real estate data from city records, appraisal sites, and our secondary market, creating consistent liquidity.

Secondary Market

Our secondary market allows for bid and ask trades to be executed by asset holders.

pocket properties

Design and Brand

Memorable name will launch and disrupt the current system of real estate investing.

Acquisitions, Availability, & Assets

Our team specializes in property acquisitions meaning we'll have plenty of variety for our users. Pocket Properties will also maintain 10% ownership of each property.

Market Validation & Target Customer

pocket properties

Fundrise

130K

Accredited Investors

*ideaREI.com

Allows its investors to gain more control over the content of their eREIT portfolio.

Robinhood App

13M

Total Users

*financemagnates.com

Created a platform where securities trading is accessible to everyone.

Rally

200K

Total Users

*techcrunch.com

Brought alternative fractional investments to the US consumer and created a new level of liquidity in the market

Current Addressable Market

115 Million

US Adults That Own Securities

*Total Available Market & Assumed average account balance of $2000

***Pocket Properties will be providing its user base the unique opportunity to invest in real estate assets at a low cost while merging both ease of use with vast amounts of usable data. Pocket Properties' goal is to capture .5%-1.5% of new mobile fin tech consumers ages 18-32 or 250K users in 3 years.**

Year 3 Projections

*Pocket Properties will maintain ownership of 10% of the shares of each property.

$262,000,000
Gross Revenue

Pocket Properties charges a fee of **100%** of the assets market value when decentralizing the ownership of the asset.

2500
Properties on Platform

250k Users

Shares sold & retained is based on properties sold at an avg price of 100K with a 100% decentalization fee (200K each)

$42,000,000
Projected Net Profit

250k Users

Our acquisitions strategy allows us to tokenize properties on our platform with no upfront cost to Pocket Properties! This is why we project profitability by Y2.

Property Acquisition & Management Solutions

Our property acquisition strategy includes sourcing opportunistic investments through our proprietary network of real estate wholesalers and agents. These types of investments include undervalued, under performing, & distressed assets. Through our agents we will also source turn-key properties from the MLS. (Because Pocket Properties is able to double the price of the asset when it is tokenized, we are still able to be profitable even when the property is not discounted)

In order to insure that Pocket Properties and its staff are able to focus on sourcing assets and maintaining the Pocket Properties exchange. Pocket Properties will be partnering with **Decentralized Property Management** companies such as **Hemlane** and **Appfolio** who will over see all rental and maintenance activities for each property. These management fees will be deducted from the monthly rental income for the property. Typical fees will range form 1%-4% of the monthly rental payment

Market Adoption



Product Awareness & Interest: Pocket Properties will gain product awareness by utilizing targeted social media advertising campaigns focused at first time, millennial property & securities investors. We will gain interest with advertisements that highlight ease of use and low cost. Our Initial target audience has been identified as persons between the age of 18-31 with limited Investing experience



Market Evaluation & Adoption: Pocket Properties will offer a tab for instant feedback from users allowing us the ability to create an ever more user focused experience. Our primary goal is ease of use and low cost to market entry.

Future Strategies & Impact

Fractionalized Mortgages

Pocket Properties will offer long term fractionalized mortgages to qualifying persons providing low interest rates. Shares of this loan will then be sold to users of the application.

Commercial Real Estate

In addition to the residential real estate Pocket Properties will offer users the opportunity to purchase shares of cash-flowing commercial real estate.

Eco-Friendly & Solar Powered

Pocket Properties will multipurpose our real estate! Whenever possible our properties will be fitted with solar panels. This will allow us to provide low cost & dependable energy for our residents. We also gain the ability to sell clean solar energy back to local grids.

Fractionalized Short term Loans

Pocket Properties plans to introduce both Fractionalized debt and equity loans services,

Emerging Markets

Pocket Properties has plans to offer our user base investment opportunities in newly emerging international real estate markets.

Affordable & Income Based

The majority of the residential properties available to buy & trade on the Pocket Properties platform be income-based and section 8. We help under served communities not only by democratization but also through proving affordable housing opportunities.

pocket properties

Explore The Market

Users can track their hourly gains and losses, make bids, or sell thier shares.

Pocket Properties top picks will curate the highest yielding properties by our analysts, making purchasing simple.


John Lee
Portfolio
4,825.90
Wallet Balance
$11,604.17
Aug 19, 2019
Wallet
Deposit
Withdraw
Send
Exchange
Profile
Sign out
Month
Year
All
ALL AVE RICHMOND, VA
$ 11.89
+5.24%
HAM AVE, DETROIT MI
PPT
$ 10.71
+1.45%
TON CT, AUSTIN TX
52 PPT
$ 13.34
-0.91%
posit more coins
Transactions
Deposit
Portfolio


Top Pocket Picks
Biggest Movers
Newest
250 Ashston Ct, Austin TX
Single Family
$13.34
200 Cowboy Ct, Huston TX
Single Family
$05.23
12 2nd ave, Cleveland OH
Multifamily 2 Unit
$14.69
1400 St Paul, Miami FL
Multifamily 6 Unit
$9.92
100 W Cary, Richmond Va
Multifamily 2 Unit
$11.89
1709 Westham ave, Detroit Mi
Multifamily 2 Unit
$10.71
View More
Transactions
Deposit
Portfolio

pocket properties

Quick & Easy Transactions


Done
Transactions type
Buy
Sell
Bid
Ask
Next
Transactions
Trade
Portfolio


Stanley Glover
#MDU2342
100 W Cary, Richmond Va
$0.71
+00.08 (+2.94%) in this week
Jan 21, 2020 - 17:00 PM
Buying
USD
$50.00
100 shares
1 2 3
4 5 6
7 8 9
. 0


Stanley Glover
#MDU2342
100 W Cary, Richmond Va
$0.71
+00.08 (+2.94%) in this week
Jan 21, 2020 - 17:00 PM
Buying
Bitcoin
.0045
100 shares
1 2 3
4 5 6
7 8 9
. 0


9:41
Transaction Details
Purchase
Date
Aug 19, 2020
Time
11:38 AM
Total amount
0.021 PPT Shares
Total amount ($)
$204.48
Purchase fee
$0.0015
Status
Transaction confirmed
Transaction ID
3M8w2knJKsr3jqMatYiyuraxVvZA
From Account
0x0b06d4JH48e5DK3jm4a3af69BnVO
To Account
3M8w2knJKsr3jqM3aatYiyuraxVvZAm
Back to Wallet

Analyze Your Portfolio

Users will get the latest data on their assets including..

- Trade Volume
- Opening Highs & Lows
- Avg Share Purchase Price
- Rent Yeilds
- And Much More!



John Lee
MDU2342
00 W Cary, Richmond Va
11.89
00.08 (+2.94%) in this week
an 21, 2020 - 17:00 PM
7D
1M
6M
1Y
10Y
MAX
$11,604.17
Aug 19, 2020
Transactions
Trade
Portfolio



Trading info
Open $11.78
High $11.89
Low $10.07
52 wk High $12.00
52 Wk Low $10.00
Volume 50k
Avg Vol 10,000
Market Cap 100,000
Div yield $10.00
Property Info
Total Investment $200,000
Total Tokens 130,000
Expected Yield 11.24%
Property Type Single Family
Rent Start Date 2020-12-25
Neighborhood HarmonyVillage
Rent per Token $5.69/ yearToken
Square Feet 2,110
Price $00.71
Lot Size 4,356
Rented? Yes
Bedroom/Bath 3 Bed. / 1 Bath
Section 8? No
INVESTMENTS
100 W Cary, Richmond Va $ 08.80 +12%
1400 St Paul, Miami FL $ 10.20 +15%
12 2nd ave, Cleveland OH $ 09.60 +10%
200 Cowboy Ct, Huston TX $ 12.40 -5%
VIEW 5 MORE
Transactions
Trade
Portfolio

pocket properties

Company Timeline

(5/1)

-Begin Seed Funding

(7/15)

-Complete Seed Funding

-Fill all Advisory Roles

(8/1)

-C-Corp Paperwork

-Fill Product Team Roles

-Fill Marketing Team Roles

(9/1)

-$20M in Property Commitments

-Begin Legal Work for Initial Properties

(9/30)

-10K Users

-Begin Blockchain Integration

(11/30)

-Pre-Alpha Launch

MEET OUR TEAM



Stanley Glover (COO)

Stanley developed his business acumen at a young age. He quickly advanced in sales by successfully recruiting and managing a team of 4. Upon departing he co-founded Throne Capital Group & Pocket Properties before the age of 22.



Craig Paris (CTO)

Craig is a self taught coder who worked as team lead and developer for Microsoft before joining the team at SalesForce.



Chris Rumper (CEO)

Chris is a lifelong entrepreneur and seasoned sales manager. In the span of 4 years he generated over $7 Million in contracts for Verizon. Chris founded two businesses prior to co-founding Throne Capital Group & Pocket Properties.



Zach Rindhart (CMO)

Zach is a Pennsylvania born entrepreneur, trader, & early cryptocurrency adopter. Zach is also an early user and adopter of fractional real estate, giving him the expertise to communicate Pocket Properties to our customers in the best way possible.



Marshal Singh (CFO)

Marshal is an all around investor, specializing in real estate flips and options investing. Marshal has become a vital part in creating Pocket Properties acquisition strategies.

Our Advisors

pocket properties

General: Tim Ryan

Legal: Tina Bingham

Real Estate: Scott Lennon

Marketing: TBD

Build & Product: TBD

Econ & Tokenomics: Jomari Peterson

Solar: TBD

